CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders

Wells Fargo Funds Trust

We consent to the use of our reports dated December 22, 2015, with respect to the financial statements of Wells Fargo International Bond Fund (formerly known as Wells Fargo Advantage International Bond Fund) and Wells Fargo Strategic Income Fund (formerly known as Wells Fargo Advantage Strategic Income Fund), two of the funds collectively referred to as the Wells Fargo Income Funds and comprising the Wells Fargo Funds Trust, as of October 31, 2015, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

February 23, 2016